                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                            COMSYS IT Partners, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    92330P10
                                 (CUSIP Number)

                              Links Partners, L.P.
                              Inland Partners, L.P.
                             Coryton Management Ltd.
                                  Arthur Coady
                                   Elias Sabo
                                I. Joseph Massoud

                            (Name of Persons Filing)

  Joseph Milana and Chrissie Neves          Joseph Milana and Chrissie Neves
         Links Partners, LP                        Inland Partners, LP
          61 Wilton Avenue,                         61 Wilton Avenue,
              2nd Floor                                 2nd Floor
     Westport, Connecticut 06880               Westport, Connecticut 06880
      Telephone: (203) 221 1703                 Telephone: (203) 221-l703

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

                         (Continued on following pages)
                                 (Page 1 of 15)

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  92330P10  Page 2 of 15
--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS
I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Links Partners, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
(b) /X /
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
AF, WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)  / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda
--------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED             7               SOLE VOTING POWER
BY EACH REPORTING PERSON                                          0
WITH
--------------------------------------------------------------------------------

                                      8               SHARED VOTING POWER
                                                             734,515.38

--------------------------------------------------------------------------------

                                      9               SOLE DISPOSITIVE POWER
                                                                0

--------------------------------------------------------------------------------

                                     10               SHARED DISPOSITIVE POWER
                                                            734,515.38

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            734,515.38
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               4.75%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
                                                PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  92330P10  Page 3 of 15
--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS
I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Inland Partners, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
(b) / X/
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
AF, WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)  / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas
--------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED             7               SOLE VOTING POWER
BY EACH REPORTING PERSON                                          0
WITH

--------------------------------------------------------------------------------

                                      8               SHARED VOTING POWER
                                                           735,060.98

--------------------------------------------------------------------------------

                                      9               SOLE DISPOSITIVE POWER
                                                               0

--------------------------------------------------------------------------------

                                     10               SHARED DISPOSITIVE POWER
                                                             735,060.98

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            735,060.98
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               4.75%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
                                                PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  92330P10  Page 4 of 15
--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS
I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Coryton Management Ltd.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
(b) / X/
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
AF, WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)  / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas
--------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED             7               SOLE VOTING POWER
BY EACH REPORTING PERSON                                       0
WITH

--------------------------------------------------------------------------------

                                      8               SHARED VOTING POWER
                                                            1,469,576.36

--------------------------------------------------------------------------------

                                      9               SOLE DISPOSITIVE POWER
                                                                  0

--------------------------------------------------------------------------------

                                     10               SHARED DISPOSITIVE POWER
                                                            1,469,576.36

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           1,469,576.36
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               9.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
         CO, HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  92330P10  Page 5 of 15
--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS
I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Arthur Coady
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
(b) / X/
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
AF, WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)  / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
--------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED             7               SOLE VOTING POWER
BY EACH REPORTING PERSON                                         0
WITH

--------------------------------------------------------------------------------

                                      8               SHARED VOTING POWER
                                                           1,469,576.36

--------------------------------------------------------------------------------

                                      9               SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------

                                     10               SHARED DISPOSITIVE POWER
                                                           1,469,576.36

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           1,469,576.36
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               9.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  92330P10  Page 6 of 15
--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS
I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elias Sabo
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
(b) / X/
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
AF, WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)  / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
--------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED             7               SOLE VOTING POWER
BY EACH REPORTING PERSON                                          0
WITH

--------------------------------------------------------------------------------

                                      8               SHARED VOTING POWER
                                                            1,469,576.36

--------------------------------------------------------------------------------

                                      9               SOLE DISPOSITIVE POWER
                                                                  0

--------------------------------------------------------------------------------

                                     10               SHARED DISPOSITIVE POWER
                                                            1,469,576.36

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           1,469,576.36
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               9.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  92330P10  Page 7 of 15
--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS
I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
I.  Joseph Massoud
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
(b) / X/
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
AF, WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)  / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
--------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED             7               SOLE VOTING POWER
BY EACH REPORTING PERSON                                          0
WITH

--------------------------------------------------------------------------------

                                      8               SHARED VOTING POWER
                                                            1,469,576.36

--------------------------------------------------------------------------------

                                      9               SOLE DISPOSITIVE POWER
                                                                  0

--------------------------------------------------------------------------------

                                     10               SHARED DISPOSITIVE POWER
                                                            1,469,576.36

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           1,469,576.36
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               9.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
IN
--------------------------------------------------------------------------------

INTRODUCTION.

This Amendment No. 10 amends and supplements the Schedule 13D filed on April 5, 2002 (the "Initial Schedule 13D"), as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on June 5, 2002 ("Amendment No. l"), Amendment No. 2 to
Schedule 13D, filed on July 25, 2002 ("Amendment No. 2"), Amendment No. 3 to
Schedule 13D, filed on July 31, 2002 ("Amendment No. 3"), Amendment No. 4 to
Schedule 13D, filed on August 30, 2002 ("Amendment No. 4"), Amendment No. 5 to
Schedule 13D, filed on November 20, 2002 ("Amendment No. 5"), Amendment No. 6 to
Schedule 13D, filed on March 17, 2003 ("Amendment No. 6") Amendment No. 7 to
Schedule 13D, filed on April 16, 2003 ("Amendment No. 7") Amendment No. 8 to
Schedule 13D filed on September 30, 2003 ("Amendment No. 8") and Amendment No. 9 to Schedule 13D filed on July 20, 2004 ("Amendment No. 9"). The Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 Amendment No. 9 and Amendment No. 10 are collectively referred to herein as "Schedule 13D".

Capitalized terms used and not defined in this Amendment No. 10 shall have the meanings set forth in Schedule 13D.

Schedule 13D was originally filed by (i) Credit Suisse First Boston, a Swiss bank, on behalf of itself and its subsidiaries to the extent that they constituted part of the investment banking business of the Credit Suisse First Boston business unit ("CSFB Business Unit"), in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998); (ii) CSFB Global Opportunities Partners, L.P., a limited partnership organized under the laws of Delaware ("CSFB Partners (Delaware)"), CSFB Global Opportunities Partners (Bermuda), L.P., an exempted limited partnership organized under the laws of Bermuda ("CSFB Partners (Bermuda)"), Links Partners, L.P., a Bahamian exempted limited partnership ("Links"), and Inland Partners, L.P., a Bahamian exempted limited partnership ("Inland"), by virtue of their beneficial ownership of the 5-3/4% Convertible Subordinated Notes due July 2004 (the "Notes") of Venturi Partners, Inc. (formerly known as Personnel Group of America, Inc.) (the "Issuer"), which were immediately convertible into shares of common stock, par value $0.01 per share, of the Issuer (the "Issuer Common Stock"), (iii) Hemisphere Global Opportunities Partners, Ltd., a Bermuda corporation ("Hemisphere Partners"), as general partner of CSFB Partners (Delaware) and CSFB Partners (Bermuda), (iv) Mutual Trust Management (Bermuda) Limited (formerly The Hemisphere Trust Company Limited), a Bermuda licensed trust company ("Mutual Trust"), the trustee of The Hemisphere Global Opportunities Partners Charitable Trust, as the sole shareholder of Hemisphere Partners, (v) Coryton Management Ltd., a Bahamian corporation ("Coryton"), as general partner of Links and Inland, (vi) Arthur Coady, as director and sole shareholder of Coryton and (vii) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland, with respect to the Common Stock.

Among other things, (i) Amendment No. 2 deleted Credit Swiss First Boston, on behalf of itself and its subsidiaries to the extent they constituted part of the CSFB Business Unit, as a Reporting Person, (ii) Amendment No. 3 added MatlinPatterson LLC ("MatlinPatterson"), MatlinPatterson Asset Management LLC ("Matlin Asset Management") and MatlinPatterson Global Advisers LLC ("Matlin Advisers") as Reporting Persons, and reflected the name changes of CSFB Partners (Delaware) and CSFB Partners (Bermuda) to MatlinPatterson Global Opportunities Partners L.P. ("Matlin Partners (Delaware)") and MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)"), respectively, (iii) Amendment No. 4 deleted Hemisphere Partners and Mutual Trust as Reporting Persons and added MatlinPatterson Global Partners LLC ("Matlin Partners") as a Reporting Person, (iv) Amendment No. 5 changed the address of the principal office and principal place of business for MatlinPatterson, Matlin Asset Management, Matlin Partners, Matlin Advisers and Matlin Partners (Delaware), disclosed the entering into of the Agreement in Principal to negotiate terms of the Proposed Restructuring and the entering into of the Purchase Option Agreement, disclosed various purchases of loans and loan commitments by the Reporting Persons, disclosed the intent of each of the Reporting Persons, and updated the interest in securities of the Issuer by the Reporting Persons, (v) Amendment No. 6 amended or corrected certain information that changed since the filing of Amendment No. 5 and disclosed the execution of the Restructuring Agreement among the Issuer, certain subsidiaries of the Issuer, certain creditors of the Issuer, and certain noteholders of the Issuer including Matlin Partners (Delaware), Inland and Links on March 14, 2003 which related to a proposed restructuring of the Issuer, (vi) Amendment No. 7 amended certain information that changed since the filing of Amendment No. 6, disclosed the changes in the holdings of debt by the Reporting Persons under the credit facility and the closing on April 14, 2003 of the Notes Exchange as described under the heading "The Notes Exchange" in Section D of Item 4 of Amendment

No. 6 and the execution of the Second Amended and Restated Credit Agreement, including the related issuance to the Reporting Persons of common stock purchase warrant shares and other changes in lieu of consummating the Loan Exchange,
(vii) Amendment No. 8 amended certain information that had changed since the filing of Amendment No. 7 and disclosed the conversion of the Preferred Stock into shares of Issuer Common Stock, and (viii) Amendment No. 9 amended certain information that had changed since the filing of Amendment No. 8 and disclosed the termination of the Intercreditor Agreement.

This Amendment No. 10 is filed on behalf of (i) Links and Inland, by virtue of their beneficial ownership of shares of Issuer Common Stock and warrants to purchase shares of Issuer Common Stock, (ii) Coryton, as general partner of Links and Inland, (iii) Arthur Coady, as director and sole shareholder of Coryton and (iv) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland (Links, Inland, Coryton, Arthur Coady, Elias Sabo, and I. Joseph Massoud, collectively, the "Reporting Persons" and each a "Reporting Person"), for purposes of amending certain information that has changed since the filing of Amendment No. 9.

ITEM 1   SECURITY AND ISSUER.

The Issuer changed its name from Venturi Partners, Inc. to COMSYS IT Partners, Inc. on September 30, 2004.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The percentages of issued and outstanding Issuer Common Stock reported in this
Item 5 are based upon the assumption that there are 15,462,255 shares of Issuer Common Stock outstanding. That number reflects the 6,089,938 outstanding shares of Issuer Common Stock reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 27, 2004 and the 9,372,317 shares of Issuer Common Stock that, according to correspondence from the Issuer to the Reporting Persons, were issued in connection with a merger of COMSYS Holding Inc. and a wholly owned subsidiary of the Issuer.

Subsections (a) and (b) of Item 5 of Schedule 13D solely with respect to Inland, Links, Coryton, Coady, Sabo and Massoud are amended and restated in their entirety to read as follows:

As of the date hereof, the Reporting Persons' interests in Issuer Common Stock are as follows:

(a)(i) As of the date hereof, the Reporting Persons' interests in Issuer Common Stock in the aggregate are as follows: Links, Inland Coryton, Arthur Coady, Elias Sabo and I. Joseph Massoud in the aggregate beneficially own or may be deemed to beneficially own 1,469,576.36 shares of Issuer Common Stock consisting of (A) 1,384,334 shares of Issuer Common Stock and (B) 85,242.36 Warrants to purchase 84,242.36 shares of Issuer Common Stock. The 1,469,576.36 shares of Issuer Common Stock represent beneficial ownership of approximately 9.5% of the issued and outstanding shares of Issuer Common Stock (based on shares of Issuer Common Stock issued and outstanding as described above and assuming exercise of the Warrants directly beneficially owned by the Reporting Persons).

(iii) As of the date hereof, Links is the direct beneficial owner of 734,515.38 shares of Issuer Common Stock consisting of (A) 692,167 shares of Issuer Common Stock and (B) 42,348.38 Warrants to purchase 42,348.38 shares of Issuer Common Stock. The 734,515.38 shares of Issuer Common Stock represent beneficial ownership of approximately 4.75% of the issued and outstanding shares of Issuer Common Stock (based on shares of Issuer Common Stock issued and outstanding as described above and assuming exercise of the Warrants directly beneficially owned by Links).

(iv) As of the date hereof, Inland is the direct beneficial owner of 735,060.98 shares of Issuer Common Stock consisting of (A) 692,167 shares of Issuer Common Stock and (B) 42,893.98 Warrants to purchase 42,893.98 shares of Issuer Common Stock. The shares of Issuer Common Stock represent beneficial ownership of approximately 4.75% of the issued and outstanding shares of Issuer Common Stock (based on shares of Issuer Common Stock issued and outstanding as described above and assuming exercise of the Warrants directly beneficially owned by Inland).

(xii) Coryton serves as General Partner of Links and Inland. By reason of such relationships, Coryton may be deemed to share voting and dispositive power over the shares owned by Links and Inland.

(xiii) Arthur Coady serves as sole shareholder of Coryton. By reason of such relationship, Arthur Coady may be deemed beneficially own the shares owned by Links and Inland.

(xiv) Elias Sabo and I. Joseph Massoud serve as attorney-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland. By reason of such relationships, Elias Sabo and I. Joseph Massoud may be deemed to share voting and dispositive power over the shares owned by Links and Inland.

(b) To the best knowledge of Coryton with respect to the directors and executive officers named in its schedule to the Schedule 13D, none of the persons (i) beneficially owns any shares of Issuer Common Stock (other than in his or her capacity as a controlling member, executive officer or director of Coryton or
(ii) has the right to acquire any Issuer Common Stock owned by other parties.

The filing of this Amendment No. 10 shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Issuer Common Stock owned by other parties.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

(a) Amended and Restated Registration Rights Agreement.

On September 30, 2004, Links and Inland entered into an amended and restated registration rights agreement (the "Amended Registration Rights Agreement") with the Issuer and certain other stockholders. The Amended Registration Rights Agreement amends and restates a registration rights agreement dated as of April 13, 2003 among the Issuer, Links, Inland and other stockholders, a copy of which was included in Amendment No. 7 to the Schedule 13D as Exhibit 15.

The Amended Registration Rights Agreement contains (i) two demand registration rights, each right allowing each party to the Amended Registration Rights Agreement holding, in the aggregate, a majority of the outstanding Registrable Securities (as defined in the Amended Registration Rights Agreement) to request that the Issuer register Registrable Securities so long as the anticipated aggregate offering price to the public for such registration is expected to be at least $5.0 million, (ii) unlimited incidental, or "piggy-back," registration rights, each right allowing such party to the Amended Registration Rights Agreement to include Registrable Securities in any registration of the Issuer's equity securities (other than a registration on Form S-4 relating solely to a transaction described in Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), or a registration on Form S-8 or any successor forms thereto), whether or not for sale for the Company's own account, and (iii) unlimited shelf-registration rights, each right allowing each party to the Amended Registration Rights Agreement holding, in the aggregate, 5% or more of the outstanding shares of Issuer Common Stock to request that the Issuer file a shelf-registration statement on behalf of such party. The Amended Registration Rights Agreement also includes, among other things, provisions requiring the Issuer to pay for customary fees and expenses relating to the exercise of such registration rights and customary indemnification provisions. The rights of any party to the Amended Registration Rights Agreement to cause the Issuer to register Registrable Securities shall terminate with respect to such party as soon as such party is legally able to dispose of all of its Registrable Securities in one transaction pursuant to Rule 144 under the Securities Act.

This description of the Amended Registration Rights Agreement and the rights of Links and Inland thereunder is not intended to be complete and is qualified in its entirety by reference to the full text of the Amended Registration Rights Agreement, which is annexed hereto as Exhibit 1(c) and incorporated herein by reference.

(b) Voting Agreement.

On September 30, 2004, Links and Inland entered into a voting agreement (the "Voting Agreement") with the Issuer and certain other stockholders. The Voting Agreement provides that the Wachovia Stockholders (as defined in the Voting Agreement) have the right to recommend to the nominating committee of the Issuer's board four to six nominees to be elected to the Issuer's board of directors, depending on the size of the board, during the Special Voting Period, and each stockholder party to the Voting Agreement is required to vote its shares of the Issuer's Common Stock in favor of such nominees during such time. The "Special Voting Period" is defined as the period commencing immediately after the Effective Time (as defined in the Issuer's certificate of incorporation) and ending on the third anniversary of the Effective Time.

This description of the Voting Agreement and the rights and obligations of Links and Inland thereunder is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is annexed hereto as Exhibit 1(d) and incorporated herein by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of Schedule 13D is hereby amended by adding Exhibits 1(c) and 1(d) and replacing Exhibit 5.

EXHIBIT NO.       DESCRIPTION

1(c) Amended and Restated Registration Rights Agreement, dated September 30, 2004, among Venturi Partners, Inc. and the parties named therein.

1(d) Voting Agreement, dated as of September 30, 2004, between Venturi Partners, Inc. and the stockholders named therein (incorporated by reference to Exhibit 2.4 to the Report on Form 8-K filed by COMSYS IT Partners, Inc. on October 4,
                  2004).

5 Joint Filing Agreement, dated as of October 29, 2004, by and among Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Arthur Coady, Elias Sabo and I. Joseph Massoud.

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 10 is true, complete and correct.

October 29, 2004

                                        LINKS PARTNERS, L.P.

                                        By:  Coryton Management Ltd.,
                                        its general partner

                                        By: /s/Arthur Coady
                                            -------------------------------
                                        Name: Arthur Coady
                                        Title: President

                                        INLAND PARTNERS, L.P.

                                        By:  Coryton Management Ltd.,
                                        its general partner

                                        By: /s/Arthur Coady
                                            -------------------------------
                                        Name: Arthur Coady
                                        Title: President


                                        CORYTON MANAGEMENT LTD

                                        By:/s/Arthur Coady
                                           --------------------------------
                                        Name: Arthur Coady
                                        Title: President

                                        ARTHUR COADY

                                        By:/s/Arthur Coady
                                           --------------------------------
                                        Name: Arthur Coady

                                        ELIAS SABO


                                        By: /s/Elias Sabo
                                            -------------------------------
                                        Name: Elias Sabo


                                        I. JOSEPH MASSOUD


                                        By:/s/I. Joseph Massoud
                                           --------------------------------
                                        Name: I. Joseph Massoud

EXHIBIT INDEX

Exhibit No.       Description

1(c) Amended and Restated Registration Rights Agreement, dated September 30, 2004, among Venturi Partners, Inc. and the parties named therein.

1(d) Voting Agreement, dated as of September 30, 2004, between Venturi Partners, Inc. and the stockholders named therein (incorporated by reference to Exhibit 2.4 to the Report on Form 8-K filed by COMSYS IT Partners, Inc. on October 4,
                  2004).

5 Joint Filing Agreement, dated as of October 29, 2004, by and among Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Arthur Coady, Elias Sabo and I. Joseph Massoud.